April 30, 2012
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: AlphaRx, Inc., PRE14C
Filed April 23, 2012
File No. 000-30813

To whom it may concern:

Please find our response to the comment of the Securities and Exchange Commission dated April 27, 2012 of the 14C for AlphaRx, Inc.

SEC Comment 1
Principal Effects of the Reverse Stock Split
Number of Shares of Common Stock and Corporate Matters, page 4

1.
Please revise your disclosure to indicate whether you currently have any plans, arrangements or understandings with respect to the large number of authorized but unissued shares that will result upon consummation of the Reverse Split.

We have revised our disclosure on Page 2 in response to your comment as follows:

After effectuating the Reverse Split, we will have approximately 230,812,991 shares of authorized but unissued shares of common stock. We have no present plans to issue the authorized but unissued  shares of common stock which will result from the reverse stock split.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our attorney, Brenda Lee Hamilton at 561-416-8956 or by email at BHamilton@SecuritiesLawyer101.com with any questions or additional comments concerning the 14C for AlphaRx, Inc.

By:	/s/ Michael Lee
Name: Michael Lee
Title: Chief Executive Officer